SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Invitation

OTI TO PRESENT AT MORGAN KEEGAN HOMELAND SECURITY CONFERENCE

Fort Lee, NJ, May 15, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, will be presenting at Morgan Keegan Homeland Security Conference to be held at The New York Palace Hotel located at 455 Madison Avenue at 50th Street, New York, NY 10022.

The Conference is being held on Tuesday, May 23, 2006 and Mr. Ohad Bashan, Chief Marketing Officer for OTI, will present from 9:50am to 10:20am, which includes time for questions and answers. Morgan Keegan will also arrange one-on-one meetings with OTI.

On Track Innovations Ltd. (OTI) is a leading contactless smart card solution provider. Applications developed by OTI include product solutions for:

1.	SmartID – Homeland security solutions– national ID cards, e-passports and medical cards.
2.	Payments – Cashless solution for small ticket items.
3.	EasyFuel – Fuel management and petroleum solution.

This will be an excellent opportunity to meet with Mr. Ohad Bashan and receive an update on OTI’s technology.

For further information on Morgan Keegan Homeland Security Conference, please contact Ms. Kay Sowell at Morgan Keegan at 615-665-3623 or e-mail: Kay.Sowell@morgankeegan.com.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

OTI Contact:	Media Relations:
Galit Mendelson	Adam Handelsman
Director of Corporate Communications, OTI	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: May 15, 2006